Filed Pursuant to Rule 433

Registration No. 333-194324

October 14, 2015

PRICING TERM SHEET

Newell Rubbermaid Inc.

Title:	2.150% Notes due 2018	3.900% Notes due 2025

Issuer:	Newell Rubbermaid Inc.	Newell Rubbermaid Inc.

Principal Amount:	$300,000,000	$300,000,000

Denomination:	$2,000 x $1,000	$2,000 x $1,000

Maturity Date:	October 15, 2018	November 1, 2025

Coupon:	2.150%	3.900%

Interest Payment Dates:	April 15 and October 15, commencing April 15, 2016	May 1 and November 1, commencing May 1, 2016

Price to Public:	99.997%	99.686%

Benchmark Treasury:	0.875% due October 15, 2018	2.000% due August 15, 2025

Benchmark Treasury Yield:	0.851%	1.988%

Spread to Benchmark Treasury:	T + 130 bps	T + 195 bps

Yield to Maturity:	2.151%	3.938%

Optional Redemption:	At any time, at a make whole price equal to the greater of (a) 100% of the principal amount or (b) discounted present value of principal and interest at Treasury Rate plus 20 basis points, plus accrued interest to but excluding the redemption date.	At any time prior to August 1, 2025, at a make whole price equal to the greater of (a) 100% of the principal amount or (b) discounted present value of principal and interest that would be due if the notes matured on August 1, 2025 at Treasury Rate plus 30 basis points; and on or after August 1, 2025, at 100% of the principal; plus, in each case, accrued interest to but excluding the redemption date.

Special Mandatory Redemption:	Upon the first to occur of either (i) June 28, 2016, if the acquisition of Elmer’s Products, Inc. (the “Acquisition”) is not consummated on or prior to such date, or (ii) the date on which the agreement relating to the Acquisition is terminated, all of the Notes will be subject to a special mandatory redemption. The special mandatory redemption price will be equal to 101% of the initial issue price of the Notes, plus accrued interest to but excluding the redemption date.	Upon the first to occur of either (i) June 28, 2016, if the Acquisition is not consummated on or prior to such date, or (ii) the date on which the agreement relating to the Acquisition is terminated, all of the Notes will be subject to a special mandatory redemption. The special mandatory redemption price will be equal to 101% of the initial issue price of the Notes, plus accrued interest to but excluding the redemption date.

Expected Settlement Date:	October 19, 2015	October 19, 2015

CUSIP/ISIN:	651229 AR7 / US651229AR79	651229 AS5 / US651229AS52

Anticipated Ratings* (Moody’s, S&P, Fitch):	Baa3/BBB-/BBB+	Baa3/BBB-/BBB+

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC	Credit Suisse Securities (USA) LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. PNC Capital Markets LLC Wells Fargo Securities, LLC	Mitsubishi UFJ Securities (USA), Inc. PNC Capital Markets LLC Wells Fargo Securities, LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, or calling J.P. Morgan Securities LLC collect at 1-212-834-4533.

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